DATED:  October 28, 2019

BETWEEN

(1)	Torque Esports Corp. ("Torque") and its wholly-owned subsidiary, Ideas & Cars Ltd. ("Ideas & Cars"), The Innovation Centre, Silverstone Technology Park, Silverstone, Northants, NN12 8GX.

(2)	Simply Mac, Inc., a Utah corporation and wholly-owned subsidiary of Cool Holdings, Inc. ("Cool Holdings") 2001 NW 84th Ave, Doral, FL 33122

each a “Party”, including Ideas & Cars and Cool Holdings, and together referred to as the “Parties”.

Background

A.	Torque, through Ideas & Cars, operates the World’s Fastest Gamer esports competition.

B.

Simply Mac, Inc. (the “Company”) is a business which retails Apple products in the United States of America through several brick and mortar locations and wishes to promote its business activities through a marketing/sponsorship programme partnership with Torque.

C.

Cool Holdings, the parent company of the Company, is a publicly traded company in the United States, is a Securities and Exchange Commission (the "SEC") registrant, and has its shares listed on the NASDAQ Capital Market under the symbol “AWSM.”

AGREED TERMS:

Definitions

“Agreement”means this document, its schedules and any variations and/or amendments to this Agreement;

“Associated Company”	means in relation to either Party, a company or other entity which is a holding company or a subsidiary, or a subsidiary of any such holding company, of that Party;

"Business Day" means any day (other than a Saturday or Sunday) on which banks are open in the State of Florida for the transaction of normal banking business;

“Company IPR”means all Intellectual Property Rights owned by or licensed to the Company or any of its Associated Companies;

"Cool Common Stock"means the common stock of Cool Holdings, which is traded on the NASDAQ Capital Market under the symbol “AWSM”;

“Confidential Information”means, in relation to any Party, confidential information (whether oral, graphic or written, or in electronic form or any other form) belonging to or relating to that Party, any Associated Company, its or their business, clients, customers, business plans, affairs or activities.

“FMV”means, with respect to one share of the Cool Common Stock, (i) the closing average VWAP for the twenty (20) full preceding trading days on the primary exchange on which the Cool Common Stock is then listed or, if not listed on an exchange, the OTC Pinks, or (ii) as determined by the Company’s Board of Directors acting in good faith if not listed on any exchange or the OTC Pinks, in each case calculated as of the Initial Payment Date or Accrual Date, as applicable;

"Torque's IPR" means all Intellectual Property Rights owned by or licensed to Torque or any of its Associated Companies, including Ideas and Cars;

“Intellectual Property Rights”means patents, utility models, trademarks, domain names, designs, copyrights, trade secrets and related rights (including, without limitation, rights in computer software), topography rights, rights in confidential information, know-how, rights in databases and other intellectual property rights, all goodwill relating to any of the foregoing and in each case whether registered or unregistered and including applications for the grant of any such rights and all renewals and extensions, and all rights having equivalent or similar effect anywhere in the world;

“VWAP”means, for any date, the daily volume weighted average (rounded to two decimal places) trading price of the Cool Common Stock for such date (or the nearest preceding date).

1.	Torque Obligations

1.1

Subject to receipt by Torque of the fee’s set out in clause 2 and Company’s and Cool Holdings full compliance with this Agreement, Ideas & Cars shall provide partner benefits to the Company as set out in Appendix A.

1.2	Exclusive Purchase of Product

1.2.1

Ideas & Cars hereby appoints the Company as its sole and exclusive supplier of Apple products throughout the Term of this Agreement.  Ideas & Cars agrees to acquire and shall purchase any and all Apple products for pricing and competitions exclusively from the Company during the Term of this Agreement, subject to its Minimum Purchase Obligation in each calendar year during the Term as set forth in Section 2.1 below.  Ideas & Cars hereby agrees not to purchase or acquire, directly or indirectly, any Apple products from any third-party other than from the Company and its Affiliated Companies through the term of this Agreement.

1.2.2

All purchases of product from the Company shall be submitted using the Company’s standard form of purchase order as in effect from time to time and the terms and conditions of all sales of product from the Company to Ideas and Cars shall be subject to the Company’s standard terms and conditions as in effect from time to time.

2.	Parties’ Obligations

2.1	Payments & Timing

2.1.1.

Company or Cool Holdings shall pay Torque an aggregate amount of USD $2,550,000 in cash or shares of Cool Common Stock for the duration of the Term for the marketing/sponsorship programme in accordance with the following schedule:

•

within 60 days of signing this Agreement (the “Initial Payment Date”), Company or Cool Holdings shall pay, in the Company’s sole discretion subject to Section 5.5 hereto, USD $150,000 cash or the issuance of unregistered shares of Cool Common Stock with an equivalent aggregate FMV of USD $150,000 (rounded down to the nearest whole share) (such $150,000 payment, the “Initial Payment”); and

•

Idea & Cars agrees to purchase and shall purchase up to and at least a minimum of USD $600,000.00 of Apple product in the aggregate at wholesale price (determined by the Company) from the Company in the amounts for each of calendar years 2019, 2020, 2021 and 2022 as set forth below (such minimum amount in each such calendar year, the “Minimum Purchase Obligation”).

Calendar Year 2020

•

Company or Cool Holdings shall pay an aggregate amount of USD $600,000 cash or the issuance of unregistered shares of Cool Common Stock with an equivalent aggregate FMV of USD $600,000 (rounded down to the nearest whole share), in either case in four (4) equal quarterly instalments of US $150,000 each; and

•	Idea & Cars agrees to purchase and shall purchase at least USD $150,000.00 of Apple product at wholesale price from Simply Mac in 2020 less the amount of any product purchased in 2019.

Calendar Year 2021

•

Company or Cool Holdings shall pay USD $800,000 cash or the issuance of unregistered shares of Cool Common Stock with an equivalent aggregate FMV of USD $800,000 (rounded down to the nearest whole share), in either case in four (4) equal quarterly instalments of US $200,000 each; and

•	Ideas & Cars agrees to purchase and shall purchase up to USD $200,000.00 of Apple product at wholesale price from Simply Mac in 2021.

Calendar Year 2022

•

Company or Cool Holdings shall pay USD $1,000,000 cash or the issuance of unregistered shares of Cool Common Stock with an equivalent aggregate FMV of USD $1,000,000 (rounded down to the nearest whole share), in either case in four (4) equal quarterly instalments of US $250,000 each; and

•	Ideas & Cars agrees to purchase and shall purchase up to USD $250,000.00 of Apple product at wholesale price from Simply Mac in 2022.

Each quarterly payment provided for above in this Section 2.1.1 shall accrue on the 1st day of each calendar quarter during each calendar year throughout the Term of this Agreement, beginning with the calendar quarter starting January 1, 2020 (each such quarterly payment, a “Quarterly Payment”, and the first day of each such calendar quarter, the “Accrual Date”).  Torque shall promptly issue to the Company an invoice for the Initial Payment and each Quarterly Payment within five Business Days of the date of this Agreement (with respect to the Initial Payment) or the applicable Accrual Date (with respect to each Quarterly Payment).  Subject to Torque providing Company with an invoice with respect to the above payments, the Initial Payment shall be due by the Initial Payment Date and each Quarterly Payment shall be due and payable within thirty 30 days following issue by Torque of the invoice with respect to such Quarterly Payment.  The Company or Cool Holdings shall satisfy the payment of all Quarterly Payments by the payment of cash or issuance of freely-tradeable Cool Common Stock (in certificated form or DRS entry) on or prior to such due date, in the Company’s discretion subject to Section 5.5 hereto.  The issuance of any shares of Cool Common Stock on any date shall be subject to verification of the truth and accuracy of all representations and warranties of Torque set forth in Section 5 of this Agreement as of such date.

2.1.2	All sums due under this Agreement are net of any valued added tax or other sales tax or duties which shall be added (if applicable) to all sums payable under this Agreement.

3Intellectual Property Rights

3.1

Company and Cool Holdings acknowledge that all Torque’s IPR belongs to and shall remain with Torque and/or its third-party licensors (as the case may be) and Company and Cool Holdings shall acquire no rights, title or interest in or to the same.

3.2

Torque acknowledges that all Company's IPR belongs to and shall remain with Company and/or its third-party licensors (as the case may be) and Torque shall acquire no rights, title or interest in or to the same.

3.3

Company and Cool Holdings shall not authorise any third party to use any of Torque’s IPR without first obtaining Torque’s written consent. Additionally, the Company and Cool Holdings shall not display or use any of Torque's trademarks, tradenames, service marks, logos or any other Torque IPR without first obtaining Torque’s written consent, and shall not alter or modify the form or content of any such Torque IPR as approved by Torque.

3.4

Torque shall not authorise any third party to use any of Company's IPR without first obtaining Company’s written consent.  Additionally, Torque shall not display or use any of Company's trademarks, tradenames, service marks, logos or any other Company IPR without first obtaining Company’s written consent, and shall not alter or modify the form or content of any such Company IPR as approved by the Company.

4.Publicity and Trade Marks

4.1

Except as set out in Appendix A, as required by law (including the requirements of any stock exchange on which the Company’s equity securities are then traded) or where Company has obtained the prior written consent from Torque, the Company will not and will procure that no person associated with the Company will in any way whatsoever advertise or publish the subject matter of this Agreement.

4.2

Torque will publish a press release regarding its arrangement with the Company and Cool Holdings, which release must be approved by both the Company and Apple, Inc. Torque will need to seek approval from the Company for any changes and new content. Under no circumstances can Torque modify or create news releases regarding the Company, Cool Holdings and/or Apple, Inc. without written approval from the Company. The approval may take a few days or weeks depending on Apple’s approval.

5	Representations and Warranties

5.1	Each Party represents, warrants and covenants to the other Party that it has all requisite corporate authority to enter into, and otherwise perform, this Agreement

5.2

Each Party represents, warrants and covenants to the other Party that (a) the execution and delivery of this Agreement by such Party has been duly authorized by all necessary corporate action on the part of such Party,  (b) this Agreement has been duly executed and delivered by such Party and (c) this Agreement constitutes the valid and binding obligations of such Party enforceable against it in accordance with its respective terms.

5.3

Each Party represents, warrants and covenants to the other Party that the execution and delivery of this Agreement and the performance of the transactions provided for herein will not (a) conflict with or result in a breach of any provision of, constitute a default under, accelerate or terminate any performance required by, or require a consent or waiver under, the Articles of Incorporation, bylaws or organizational documents of such Party, (b) result in a default or require any consent or approval under any of the terms, conditions or provisions of any licenses, contracts or agreements to which such Party is a party or (c) violate any law, judgment, order, writ, injunction, decree, statute, rule or regulation of any court, administrative agency, bureau, board, commission, office, authority, department or other governmental entity applicable to such Party.

5.4

EXCEPT AS EXPRESSLY SET FORTH IN THIS SECTION 5, NEITEHR PARTY MAKES ANY REPRESENTATION, GUARANTY OR WARRANTY OF ANY KIND OR NATURE, WHETHER WRITTEN, ORAL, STATUTORY, EXPRESS OR IMPLIED REGARDING THE PRODUCTS OR SERVICES TO BE PROVIDED OR PERFORMED UNDER THIS AGREEMENT.

5.5	Torque represents, warrants and covenants to the Company the following as of the date hereof, the Initial Payment Date and each Quarterly Payment Date:

5.5.1

Torque understands that the shares of Company Common Stock issued or issuable pursuant to this Agreement (the “Securities”) have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”), by reason of a specific exemption from the registration provisions of the Securities Act, the availability of which depends upon, among other things, the bona fide nature of the investment intent of the Torque and the accuracy of its representations as expressed herein or otherwise made pursuant hereto.  Torque was not offered or sold Securities, directly or indirectly, by means of any form of general solicitation or general advertisement, including the following: (i) any advertisement, article, notice or other communication published in any newspaper, magazine or similar medium or broadcast or radio; or (ii) any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

5.5.2

Torque is acquiring the Securities issued or issuable pursuant to this Agreement for investment for its own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution thereof, and it has no present intention of selling, granting any participation in, or otherwise distributing the same.  Torque further represents that it does not have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participation to such person or entity or to any third person or entity with respect to any of the Securities issued or issuable pursuant to this Agreement;

5.5.3

Torque is an “accredited investor” within the meaning of Regulation D, Rule 501(a), promulgated by the Securities and Exchange Commission under the Securities Act and shall submit to the Company such further assurances of such status as may be requested by the Company from time to time;

5.5.4

Torque acknowledges that the Securities issued or issuable pursuant to this Agreement must be held indefinitely unless subsequently registered and qualified under the Securities Act or unless an exemption from such registration and qualification is available. Torque hereby covenants and agrees that it will not offer, sell or otherwise transfer such Securities except in compliance with applicable federal and state securities laws;

5.5.5

Torque is aware of the provisions of Rule 144 promulgated under the Securities Act, which subject resale of shares to the satisfaction of certain conditions.  It acknowledges and understands that the Company may not be satisfying the current applicable public information requirements at the time Torque wishes to sell the Securities issued or issuable pursuant to this Agreement, and that therefore, it may be precluded from selling such Securities.  Torque acknowledges that, in the event the applicable requirements of Rule 144 is not met, registration under the Securities Act or an exemption from registration will be required for any disposition of the Securities issued or issuable pursuant to this Agreement.  Torque acknowledges that the Company has no intention to register the Securities issued or issuable pursuant to this Agreement and understands that Torque will have a substantial burden of proof in establishing that an exemption from registration is available for such offers or sales and that such persons, and the brokers who participate in the transactions, do so at their own risk;

5.5.6

Torque understands and agrees that the certificates (or DRS entry) evidencing the Securities issued or issuable pursuant to this Agreement shall bear the following legend or notation in substantially the following form (in addition to any legend required by this Agreement or under applicable federal or state securities laws):

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SUCH ACT AND/OR APPLICABLE STATE SECURITIES LAWS, OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL OR OTHER EVIDENCE, REASONABLY SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED.”

6. Term and Termination

6.1	This Agreement commences upon signing and, subject to earlier termination, remains in force until 31st December 2022 (“Term”).

6.2	Company shall have an option to renew this Agreement for the year 2023 on same terms as 2022 with a 10% increase, upon written notice to Torque on or before June 1st 2022.

6.3

Either the Company or Torque may terminate this agreement for convenience with or without cause upon written notice to the other Party at least ten (10) days prior to the end of each calendar quarter throughout the Term, with such termination to be effective as of the last day of such calendar quarter in which the notice is delivered.

6.4Either Party may terminate this Agreement if:

6.4.1

the other Party commits a material breach of this Agreement (not otherwise described in any other provision of this Clause 6) which breach is irremediable, or which breach (if remediable) is not remedied within thirty (30) days of receiving written notification of such breach; or

6.4.2

the other Party  ceases or threatens to cease to trade (either in whole, or as to any part or division involved in the performance of this Agreement), or becomes or is deemed insolvent, is unable to pay its debts as they fall due, has a receiver, administrative receiver, administrator or manager appointed of the whole or any part of its assets or business, makes any composition or arrangement with its creditors or an order or resolution is made for its dissolution or liquidation (other than for the purpose of solvent amalgamation or reconstruction), or takes or suffers any similar or analogous procedure, action or event in consequence of debt in any jurisdiction.

7Consequences of termination

7.1

Upon termination or expiry of this Agreement for any reason, Company shall cease immediately to make any use of any rights granted to Company in this Agreement or any additional rights or approvals subsequently provided by Torque. Company shall also immediately cease to advertise or publish or to imply that the Company is associated in anyway with Torque or an Associated Company.

7.2

Provisions of this Agreement which are either expressed to survive its expiry or termination or from their nature or context it is contemplated that they are to survive such termination, shall remain in full force and effect notwithstanding such termination, including without limitation Sections 3, 4 and 5 through 17.

8Confidentiality

8.1

Each of the Parties undertakes to maintain and procure the maintenance of the confidentiality of Confidential Information of the other Party at all times and to keep and procure the keeping of all Confidential Information of the other Party secure and protected against theft, damage, loss or unauthorised access, and not at any time, whether during the term of this Agreement or at any time thereafter, without the prior written consent of the other Party, directly or indirectly, to use or authorise or permit the use of or disclose, exploit, copy or modify any Confidential Information of the other Party, or authorise or permit any third party to do the same, other than for the sole purpose of the performance of its rights and obligations hereunder.

8.2	The terms of and obligations imposed by this Clause 8 shall not apply to any Confidential Information which:

8.2.1is already known to the receiving party prior to the disclosure of information;

8.2.2	is disclosed to the receiving party legitimately by third parties on an unrestricted basis;

8.2.3	is already publicly known when the information was disclosed, or is publicly known subsequently, in each case without any violation of the obligations under this Agreement; or

8.2.4is independently developed by the receiving party.

8.3

The existence and terms of this Agreement are confidential and, save as required by law, regulation or order of a competent authority (including any stock exchange on which the Company’s equity securities are then traded), may not be disclosed by either Party to any third party without the other Party's prior written consent.

9Entire agreement

This Agreement constitutes the entire agreement and understanding between the Parties in respect of the subject matter hereof and supersedes all prior representations, understandings, arrangements and agreements between the Parties relating to such subject matter (whether oral or in writing).  The parties confirm that they have not entered into this Agreement in reliance on any representation or warranties not to set out herein.

10Variation

This Agreement may only be modified or amended by a variation expressed in writing and signed by officers of both Parties duly authorised to bind their respective companies.

11Assignment

Neither Party shall assign, transfer, delegate, sub-contract, license, sub-license or otherwise part with this Agreement or any of its rights, duties or obligations hereunder without the prior written consent of the other Party.

12No waiver

The failure of either Party to enforce, at any time or for any period of time, the terms of this Agreement shall not be construed as a waiver of such provision and shall in no way affect that Party’s right later to enforce such terms.

13Severance

Should any one or several of the provisions of this Agreement be or become invalid, this shall not affect the validity of the other provisions.  The Parties agree to replace the legally invalid provision, if possible, by an effective provision whose economic effect is as similar as possible to the original provision, and the Parties agree that this new provision shall be deemed to have been agreed upon from the time when the original provision became invalid.

14Notice

Except as expressly stated herein to the contrary, all notices and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been properly given if delivered by hand or by courier, or sent by prepaid registered mail addressed to intended recipient's address as specified below or such other address as each Party may notify to the others in writing for this purpose from time to time. Any notice shall be treated as having been served on delivery if delivered by hand, two (2) Business Days after despatch if sent by courier and four (4) Business Days after posting if sent by pre-paid registered mail.

Torque and Ideas & Cars:

Address:Torque

The Innovation Centre

Silverstone Technology Park

Silverstone

Northants

NN12 8GX

For the attention of:Mr. Darren Cox

Company and Cool Holdings:Simply Mac, Inc.

Address:155 North 400 West, Suite 310

Salt Lake City, UT 84103

For the attention of:Vernon A. LoForti, CFO

15Third party rights

15.1

Subject to the following sentence, no person (including, for the avoidance of doubt, any third party to whom any or all rights and/or obligations under this Agreement are assigned, transferred or novated in accordance with the terms hereof or otherwise by written agreement of the Parties) who is not a Party to this Agreement shall acquire any rights under it or be entitled to benefit from any of its terms even if that person has relied on any such term or has indicated to any Party to this Agreement its assent to any such term.

15.2

Subject to the remaining terms of this Agreement, Torque’s Associated Companies may enforce, and accordingly shall have the benefit of, all of the terms this Agreement which confer rights on such Associated Companies, subject to and in accordance with the provisions of the Contracts (Rights of Third Parties) Act 1999.

15.3

The Parties may by agreement terminate, rescind or vary the terms of this Agreement (including this Clause 15) at any time and in any way without the prior consent of or notice to Torque’s Associated Companies.

16Miscellaneous

16.1	Neither Party shall make any adverse statement regarding the other Party or its Associated Companies or the products and/or services of such Party and Associated Companies.

16.2	Clause and paragraph headings are inserted for ease of reference only and shall not affect the construction of the Agreement.

16.4

This Agreement may be executed by the Parties in any number of counterparts and on separate counterparts, each of which shall constitute an original, but all the counterparts together shall constitute one and the same instrument.

17 Governing law and jurisdiction

This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without giving effect to laws concerning choice of law or conflicts of law.  The Parties hereby submit to the personal jurisdiction of, and agree that any legal proceeding with respect to or arising under this Agreement shall be brought solely in the state and federal courts (if such court has subject matter jurisdiction) located in the State of Florida, Broward County.

Signed by:   /s/ Darren Cox

Print name:Darren Cox, President

for and on behalf of TORQUE ESPORTS CORP.

Signed by:   /s/ Darren Cox

Print name:Darren Cox, President

for and on behalf of IDEAS & CARS LTD

Signed by:   /s/ Reinier Voigt

Print name:Reinier Voigt, President & CEO

for and on behalf of Simply Mac, Inc.

Signed by:   /s/ Reinier Voigt

Print name:Reinier Voigt, President & CEO

for and on behalf of Cool Holdings, Inc.

APPENDIX A – Benefits

Ideas & Cars will provide the following benefits to Company:

Partnership Rights

Summary

Simply Mac will be the global title partner for 2019 and representing partner for ‘Americas Fastest Gamer’ from 2020 onwards. Simply Mac will be heavily featured in all global content including USA focused TV show.

Details

•	Branding on all key assets of WFG for term of agreement including but not limited to;

•	TV Show (over 90 broadcasters including ESPN – subject to contract).
•	Social media
•	Events
•	Content
•	Gamers
•	Ambassadors and personnel
•	Cars – virtual (in game) and real
•	Lead partner for ‘WFG Grand Finals 2019’ as part of partnership unveil
•	Social media Title partner for WFG Grand Finals 2019 – all shot on Apple Product and branded ‘powered by Simply Mac’.
•	All WFG winners available to act as Simply Mac ambassadors
•	Provision of access to Simply Mac products for press and VIP’s at all events and WFG locations
•	WFG will provide Simply Mac with a reasonable level of access to its content, personnel and facilities to allow Simply Mac to produce marketing and promotional content
•	WFG will provide all produced content rights free (barring any exclusivity period on TV series).
•	WFG grants Simply Mac the rights to actively promote the programme/partnership
•	From 2020 season Simply Mac to have the exclusive right to be the representing partner of ‘Americas Fastest Gamer’
- Simply Mac branding to feature on planned qualifying events funded by IDEAS+CARS in Miami and other locations.
- Rights to run qualifiers in its stores – including access to high end simulators for store activation
- Winner of competition exclusively held with Simply Mac to be named ‘Americas Fastest Gamer’ and qualify for the World Finals in September 2020 and subsequent years.

- IDEAS+CARS to assist Simply Mac in delivering all elements of their ‘Americas Fastest Gamer’ (AFG) qualifiers.
- Simply Mac have rights to extend ‘AFG’ into a college tour or competition. Or to hold college events / competition independently of ‘AFG’.
- Simply Mac will receive Branding on Gear. Club mobile qualifiers from 2020 onwards for the term of the agreement.